Phat Scooters Executive Summary

The Business

Based in Phoenix, Arizona, Phat Scooters premium electric scooters are enjoyed by consumers, golf courses, resorts, tour groups, and corporate brands as gifts, promotions and giveaways. Phat Scooters is fast on its way to being the market leader in the manufacturing and production of alternative electric vehicles and intends to become a supplier of technology and battery solutions to others in the space.

Phat is seeking a $2.5M investment (Convertible Note) to sustain its growth, move into a more appropriate facility, expand its IP and patent portfolio around battery management, charging and navigation and begin to move production to North America (with a strong focus on Made in America). Current reliance upon the Chinese supply chain and managing four to five-month lead times have made cash flowing the business and providing the needed inventory problematic. To gain better control of our future Phat is investing in our own manufacturing and supply chain. This investment will allow us to overcome ongoing production problems that have stifled the company and its growth trajectory. Furthermore, it improves protection of our Intellectual Property and allows us unlimited access to the production process and controls as well as the ability to reduce research and development time and costs.

The Current State and the Need

Ending 2019 with $2.85M in revenue, Phat began ramping up its staffing, marketing and inventory order in Q4 of 2019 to try and combat its ongoing challenges with being sold out.

In 2019 we spent more than half the year with one or more core products being backordered the inability to fulfill orders in a reasonable time cost us more than $2M in revenue therefore we were confident that with proper inventory we could meet our 2020 goal of $7.5M.

Our efforts thus far in 2020 have exceeded our projections. In 2019 we were averaging $250k a month in orders, in March 2020 orders increased to $360k, then in April to $640k, May at $935k, June $813k, $800k+ in July and unfortunately we had more than $400k in June and July cancelled or postponed because of long lead times or sold out golf units that could not be fulfilled in season.

This explosion in growth was predicted, but exceeded our expectations, and has left us in a position where inventory levels are dangerously low. Our core product (the Phatty) has sold out in May and we were on backorder for 30 days, HD, Sport and HD golf sold out June 15th and we will continue to be sold out until September, we have placed orders for 600 more units and made an initial deposit but need final payment of $600k to release those units to us in August.

In addition to the Chinese inventory on order, capital is needed to complete setup of our new manufacturing facility moving now with full production online September 1st), completing investments in our own motor technology, motor controller, headlamp and LCD display and other IP, as well as initial inventory purchases, deposits and Cap Ex to start US assembly.

Phat Scooters is positioned for explosive growth, with a strong management team with deep manufacturing and business experience, a skilled and well-connected sales team and a crack marketing team that has taken advantage of the change in market conditions to lead the single rider transportation industry.